

Bas' works are scarce

Historically, he produces less than 10 paintings annually, mirroring the rarity of artists like Mark Rothko and Jean-Michel Basquiat.

99% SOLD OUT

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About Bas' Market

In High Demand

The average auction price for paintings by Bas grew at an **Annualized Rate of 41%** from 2019-2023, signaling rising demand for the artist.[1]



Works Are Hard To Come By

Historically, he produces less than 10 paintings annually, mirroring the rarity of artists like **Mark Rothko and Jean-Michel Basquiat.**

Basquiat (1978-d. 1988)

60 Works Produced

Rothko (1926-d. 1970)

18 Works Produced

Bas (1996-To Date)

7 Works Produced

Globally Renowned

Bas' work is included in collections in some of **the most world renowned museums** such as the MoMA in NYC and San Francisco, the Whitney Museum of American Art, among others.



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Initial Price Offering is $477,000

More information on the Offering Circular can be found at sec.gov

1. "The average auction price for paintings by Bas grew at an annualized rate of 41% from 2019-2023, signaling rising demand for the artist." This statement is based on publicly available data on Artprice.com as analyzed by Masterworks' internal research team.

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Art sales price data and metrics are used for comparative modeling purposes only. Each painting is unique and historical price trends of a group of selected artwork is not a direct proxy for historical price performance of any specific painting or any investment in securities referenced. The data shown represents whole art and is not comparative of an investment into our offerings, which includes fees and expenses.